3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 215.981.4750

falcoj@pepperlaw.com

October 30, 2014

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Cutwater Select Income Fund (the “Fund”) File No. 811-02201 Preliminary Proxy Material

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Fund in connection with a Special Meeting of Shareholders of the Fund to be held on or about December 10, 2014 (the “Meeting”). The Fund is requesting that shareholders approve a new investment advisory agreement between the Fund and Cutwater Investor Services Corp. The Trust anticipates that the definitive proxy materials will be sent on or about November 5, 2014 to shareholders of record on October 27, 2014.

Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Respectfully,

John P. Falco

cc:	John M. Ford, Esq.

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